LPBP INC. ANNOUNCES AGREEMENT TO SELL PARTNERSHIP ASSETS
Transaction Valued at $750 Million

Toronto, Canada, October 5, 2006 - LPBP Inc. (the “Company”) announces that its largest shareholder, MDS Inc. (“MDS”) has agreed to sell its Canadian diagnostics business to Borealis Infrastructure Management Inc. in a CAD$1.3 Billion transaction (the “MDS Sale”). MDS’ Canadian diagnostics business includes its indirect interest in the business of the MDS Laboratory Services, L.P. (the “Labs LP”), which is the principal asset of the Company. The Labs LP is a limited partnership in which the Company is the sole limited partner and is entitled to receive 99.99% of the net income. The amount allocated to the sale of the assets of the Labs LP is approximately CAD$750 Million, subject to certain adjustments (the “Partnership Sale”).

The MDS Sale is subject to a number of conditions, including receipt of necessary regulatory approvals and the consent of the Company to the Partnership Sale. The Board of Directors of the Company has called a special meeting of shareholders to be held on November 24, 2006 at which shareholders will be asked to approve the Partnership Sale. The Company anticipates that a management information circular containing further particulars of the MDS Sale and the Partnership Sale will be mailed to shareholders at the end of October.

A committee of directors who are independent of MDS has reviewed and evaluated the terms of the Partnership Sale with its independent legal counsel and its independent financial advisor. The Board of Directors (with MDS’ representative abstaining) unanimously determined that the Partnership Sale is in the best interest of the Company and recommend that shareholders vote in favour of the Partnership Sale. The general partner of the Labs LP has advised that the Partnership Sale is in the best interests of the Labs LP.

MDS is the holder of approximately 47.5% of the outstanding Class A Common Shares and all of the outstanding Class B Non-Voting Shares of the Company, which total approximately 99.56% of the outstanding shares of the Company. A wholly-owned subsidiary of MDS is the general partner of the Labs Services LP. As previously disclosed by the Company, on September 1, 2005, MDS announced a shift of focus for its businesses. As part of its repositioning, MDS proceeded to review the appropriateness of alternative ownership structures for its Canadian diagnostic businesses which ultimately led to the proposed MDS Sale.

If the MDS Sale is completed, the Board of Directors currently intends to distribute the net proceeds received from the Labs LP, less amounts for general corporate purposes and to cover income taxes and other costs and expenses related to the Partnership Sale, to shareholders of the Company in accordance with the terms of its Articles. The amount and timing of the distribution will be determined once the transaction has been completed.

Caution Regarding Forward-Looking Language

This press release contains forward-looking statements (within the meaning of applicable securities’ legislation including the U.S. Private Securities Litigation Reform Act of 1995) relating to the proposed sale by the Labs LP of substantially all of its assets and the intended use of proceeds following the completion of the transaction. Words such as “expects”, “will”, “should”, “plans” and “intends” are intended to identify these forward-looking statements. These forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. There are a number of risks, uncertainties and other factors that could, among other things, cause the proposed sale not to occur or not to occur within the expected period, or the Labs LP not to distribute the proceeds or the Company to use any distribution received in a different manner than expected. These factors include, without limitation, MDS’ ability to obtain the requisite regulatory and other approvals and to comply with the closing conditions to the transaction and changes in market economic or regulatory conditions or liquidity needs that make it inadvisable or impractical to distribute the proceeds, most of which are beyond the Company’s control. Risk factors relating to the Company’s business are discussed in greater detail under the heading “Risks and Uncertainties” in the Company’s 2004 first quarter MD&A (filed on SEDAR, May 14, 2004) and in its other filings with securities regulatory authorities, copies of which may be obtained at www.sedar.com or www.sec.gov. Readers should carefully consider all such risk factors and should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About LPBP Inc.

LPBP Inc. is a Canadian company with investments in health science focused partnerships, managed by other companies. The Company holds a 7% interest in Hemosol Corp. (TSX: HML; NASDAQ: HMSL) through Hemosol LP and a 99.9% interest in the Ontario laboratory business of MDS Inc. (TSX: MDS; NYSE: MDZ) through MDS Laboratory Services, L.P. The Company is not active in the management of either of these businesses.

For further information contact:

John Anderson
President, Chief Executive Office and Chief Financial Officer
Phone: 416.213.0565